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Exhibit 12

THE TITAN CORPORATION

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(DOLLAR AMOUNTS IN THOUSANDS)

	YEAR ENDED DECEMBER 31,
	2000	2001	2002	2003	2004
Earnings
Income (loss) from continuing operations before income taxes	$(29,633)	$(6,971)	$(17,054)	$55,722	$30,717
Fixed charges	42,808	44,611	46,156	48,102	53,938

Earnings	$13,175	$37,640	$29,102	$103,824	$84,655

Fixed charges:
Interest expense	$35,541	$36,541	$32,553	$34,489	$37,684
Interest factor included in rents	7,267	8,070	13,603	13,613	16,254

Fixed charges	$42,808	$44,611	$46,156	$48,102	$53,938

Ratio of earnings to fixed charges	0.3	0.8	0.6	2.2	1.6
Deficiency	$(29,633)	$(6,971)	$(17,054)	$—	$—

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THE TITAN CORPORATION COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (DOLLAR AMOUNTS IN THOUSANDS)